Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or type responses)
1. Name and Address of Reporting Person* West, Patrick (Last) (First) (Middle) 6655 Sugarloaf Parkway (Street) Duluth, GA 30097 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) 2/12/02		4. Issuer Name and Ticker or Trading Symbol Innotrac Corporation (INOC)
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director ___ 10% Owner _X_ Officer (give __ Other (specify title below) below) Chief Executive Officer of UDS Division		6. If Amendment, Date of Original (Month/Day/Year)
			7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
Table I -- Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	10,000	D
Common Stock	440,000	I	By Estate of John L. West (1)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

  If the Form is filed by more than one person, see Instruction 5(b)(v).

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Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Options (right to buy)	(2)	12/22/2010	Common Stock	50,000	$3.125	D

Explanation of Responses:
(1)	The shares are currently held by the Estate of John L. West. The legatee of the Estate of John L. West is the John L. and Jean M. West Family Trust, of which the reporting person is the trustee and one of the beneficiaries.
(2)	The options were granted on 12/22/2000 and 50 percent will become exercisable on 12/22/2002, an additional 25 percent will become exercisable on 12/22/2003 and an additional 25 percent will become exercisable on 12/22/2004.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Patrick West	Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.
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